

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2022

Jose Gabriel Diaz
Chief Executive Officer
Software Effective Solutions, Corp.
6500 River Place Blvd, Building 7, Suite 250
Austin, TX 78730

> **Re: Software Effective Solutions, Corp.**
> **Offering Statement on Form 1-A**
> **Filed August 11, 2022**
> **File No. 024-11961**

Dear Mr. Diaz:

We have reviewed your offering statement and have the following comment. In sour comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Offering Statement on Form 1-A

General

1. Please tell us how you determined that your principal place of business is in the United States or Canada for purposes of establishing your eligibility to conduct an offering under Regulation A. Refer to Securities Act Rule 251(b). For example, please see the guidance set forth in Securities Act Rules Compliance and Disclosure Interpretation 182.03, available on our website at https://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 at with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Matthew McMurdo, Esq.